DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

June 30, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Jason L. Drory, Christine Westbrook, Li Xiao and Jeanne Baker

Re:	Brookline Capital Acquisition Corp.
Amendment No.3 to Registration Statement on Form S-4
Filed June 27, 2022
File No. 333-264222

Dear Mr. Drory, Ms. Westbrook, Ms. Xiao and Ms. Baker:

Set forth below are responses to the comments that were provided by the Commission’s staff (the “Staff”) to our client, Brookline Capital Acquisition Corp. (“BCAC” or the “Company”), by your letter dated June 29, 2022 (the “Comment Letter”), regarding the above-referenced filing.

The text of the comments in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, BCAC will file a revised draft Registration Statement on Form S-4 (the “Registration Statement”) reflecting amendments to address the Staff’s comments below.

Amendment No. 3 to Registration Statement on Form S-4 filed June 27, 2022

General

Comment 1: We note that Brookline Capital Markets was engaged by BCAC to act as financial advisor in connection with the business combination. We note also that Wedbush Securities Inc. was engaged by Apexigen to act as financial advisor in connection with the business combination. We note also that BCAC engaged Wedbush and Brookline Capital Markets to act as the exclusive lead placement agent and co-placement agent respectively for the PIPE investment, but Wedbush subsequently terminated its engagement as the exclusive lead placement agent. We note press reports that certain firms are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of your or Apexigen’s financial advisor(s) about it ceasing involvement in your transaction and how that may impact your deal.

Response: In response to the Staff’s comment, the Company confirms that it has not received notice from either its or Apexigen’s financial advisors regarding any intent to cease involvement in the business combination transaction.

Comment 2: We note the Wedbush terminated its engagement letter with BCAC to act as exclusive lead placement agent for the PIPE financing on January 26, 2022. Please clarify the reasons for Wedbush’s resignation as exclusive lead placement agent for the PIPE financing. In addition, please disclose any fees paid or due to Wedbush in connection with its role as a financial advisor to Apexigen. If any of these fees will be forfeited by their resignation, please revise to disclose this information.

Response: The Company has revised the Form S-4 on pages 148 and 307 as requested by the Staff.

June 30, 2022

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey Selman

Jeffrey Selman

cc: Samuel P. Wertheimer

Enclosures